

April 16, 2007

via U.S. mail and facsimile

William Cook, Chief Executive Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota 55431

> **RE: Donaldson Company, Inc**
> **Form 10- K for the Fiscal Year Ended July 31, 2006**
> **Filed October 3, 2006**
> **File No. 1-7891**

Dear Mr. Cook:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief